07020699

MBH
Monex Beans Holdings, Inc.

RECEIVED

File No. 82-34933
January 30, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced from Nov.1 to Dec.31, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

PROCESSED
FEB 0 2 2007
THOMSON FINANCIAL

Very truly yours,

Monex Beans Holdings, Inc.

By ______________
Name: Oki Matsumoto
Title: President & CEO

1/31

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

RECEIVED

JUN 31 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex A

Enclosures and attachment

1. Monex, Inc. to Offer an Option to Automatically Reinvest Redemption and Coupon Income on Foreign Currency-Denominated Bonds in Foreign Currency-Denominated MMFs
2. Monex, Inc. to Start Offering Structured Bonds
3. Monex, Inc. to Broaden the Portfolio of its No-load Mutual Fund Offerings
4. Monex, Inc. to Start Cash Back Campaign on Stock Investment Trusts
5. Monex, Inc. to Start Securities Intermediary Alliance with So-net M3, Inc.
6. Announcement of Change in "Major Shareholder"
7. Monex, Inc. to Start Account Opening Introduction Service Alliance with Best Denki Co., Ltd.
8. Announcement of Change in Board of Directors

(English Translation)

***Note:** This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.*

November 9, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Offer an Option to Automatically Reinvest Redemption and Coupon Income on Foreign Currency-Denominated Bonds in Foreign Currency-Denominated MMFs

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start offering a new service whereby coupon income and redemption proceeds of customer's foreign currency-denominated bond holdings will be automatically reinvested in foreign currency-denominated MMFs* (US dollars, Euros and Australian dollars) on or after December 18, 2006.

Formerly, customers holding foreign currency denominated bonds had to change their redemption proceeds and coupon income into yen at the maturity of the bond. Under this new service, Monex customers can choose to automatically purchase an MMF denominated in the same currency by selecting an option to receive coupon and redemption proceeds in the currency in which the relevant bond was denominated.** This new service has enabled the efficiency of customer's asset management by providing them with an option to keep coupon and principal payments received on their foreign currency bond holdings in the same currency or converting them into yen at their preference.

Additionally, from mid-January 2007, Monex will start offering a new service enabling customers to use their funds invested in foreign currency-denominated MMFs to purchase bonds denominated in the same currency.

*Nikko Money Market Fund

**From November 16, 2006 , a selection of preferred currency for the receipt of coupon and principal payments can be made online in the account balance inquiry page of Monex's website.

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

November 9, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Start Offering Structured Bonds

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start offering structured bonds from November 10, 2006.

Monex has been offering various financial products including stocks, mutual funds and bonds to help its clients diversify their investments. This new offering of structured bonds represents an addition to its current line-up of bond product offerings including JGBs for individual investors and foreign currency-denominated bonds (World Bank Notes).

Structured bonds use financial derivative techniques involving foreign exchange, interest rates and other underlying assets in order to accommodate the needs of investors with various degrees of risk tolerance. Going forward, Monex will further broaden the portfolio of its structured bonds offerings to its clients.

The details of the structured bond to be initially offered are as follows:

Name of bond:	Deutsche Bank AG London Yen bond due November 18, 2007 with a coupon of 3.3% with an option to redeem in Australian dollars
Issuer:	Deutsche Bank AG London (S&P: AA- / Moody's: Aa3)
Coupon rate:	3.3% per annum (yen denominated, pre-tax)
Maturity:	One year
Price:	100% of the face value
Minimum unit of sale:	¥100,000.
Subscription period:	November 10, 2006 to November 27, 2006
Redemption:	Bullet. Redemption payment will be made in yen or Australian dollars depending on the levels of the AUS$/yen exchange rate during a designated period to be determined in advance.

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.***

November 13, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Broaden the Portfolio of its No-load Mutual Fund Offerings

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will be waiving commissions on additional 12 mutual funds for purchases made on November 17, 2006 or thereafter (orders placed at or after 15:30 on November 16, 2006)

Since its foundation, Monex has been offering carefully selected mutual funds ("Select Funds") and promoting the distribution of "no-load funds" in order to achieve higher investment returns for its clients. As a result, the no-load funds accounted for approximately 42% (approx. ¥45.2 billion) of the outstanding balance of stock investment trusts which stood at approximately ¥108.2 billion at the end of October 2006. With the addition of the 12 no-load funds, Monex will be offering 31 no-load funds in total.

Additionally, responding to client needs, effective November 17, 2006, Monex will start offering to its clients an option to receive dividends in cash for the eight mutual funds currently offered by Monex. In addition, given investors' growing interest in environmental issues, Monex will start offering "Global Warming Prevention Equity Fund (nickname: "Chikyuryoku")," the world's first SRI fund designed to track the Global Warming Prevention Index.

Going forward, Monex will further broaden the portfolio of its product and service offerings in order to accommodate the varying needs of its clients.

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kuboata, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.***

November 30, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Start Cash Back Campaign on Stock Investment Trusts

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start a cash-back campaign on its stock investment trusts which substantially waives load charges on its stock investment trusts (excluding one).

Under this campaign we intend to provide an opportunity for our customers to purchase mutual funds easily. Since its foundation, Monex has been offering a wide variety of products to meet various customer needs and promoting the distribution of "no-load Funds" in order to achieve higher investment returns for its clients. As a result, the outstanding balance of stock investment trusts which stands at approximately ¥108.2 billion at the end of October 2006.

Details of Cash-Back Campaign *

Period: December 1, 2006 to December 29, 2006

(From orders effective December 1, 2006 to December 29, 2006)

Funds entitled to campaign: All stock investment trusts excluding "Premium Hybrid 2006"

Contents of Campaign: In the beginning of February, 2007, Monex will deposit (cash-back) the same amount of load charges of investment trusts purchased during the campaign period.

*Cash-back period and campaign period may differ for "Asia Focus"

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.***

December 6, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Start Securities Intermediary Alliance with So-net M3, Inc.

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start a securities intermediary service with So-net M3, Inc. ("M3"; Representative Director: Itaru Tanimura). Details are as follows;

1. Contents of Service

Monex will start providing financial information to members of "m3.com", a portal site for those who are engaged in medical related services managed by "M3". When a member registers Monex on "QOL-kun"(a concierge service within "m3.com"), guidance on financial services and investment information will be sent by email periodically. If a member opens an account at Monex through "QOL-kun" and makes a transaction, the member not only receives "Monex Points" but also "M3 Points" according to the transaction made.

2. Date of Start of Service : December 8, 2006

3. Campaign

For customers who open an account through this service by February 28, 2007, they will receive:

- Tickets for exclusive hotels (by lottery) from Monex, Inc.
- 500 "M3 Points" from "M3"

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

December 11, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Change in "Major Shareholder"

Monex Beans Holdings, Inc. ("MBH") announced today a change in its major shareholder as below.

1. Background of Change

   We were informed today by Sony Corporation ("Sony") of transfer of a part of MBH shares held by Sony to a securities firm and we have confirmed the change of Sony's share percentage in MBH and thus Sony is no longer our "major shareholder". The securities firm explained that they transferred all the purchased shares to non-Japanese premier institutional investor(s) who appreciate(s) MBH's growth from medium- and long-term perspectives.

2. Previous Major Shareholder
   1) Company name: Sony Corporation
   2) Headquarters: 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo, Japan
   3) President Dr. Ryoji Chubachi
   4) Business Manufacture and sales of electrical and electronic products

3. The number of shares (number of voting rights) held by the shareholder and its ratio to the total number of its voting rights.

	Number of voting rights (Number of shares held)	Ratio to the number of voting rights of all shareholders*
Before the change (as of September 30, 2006)	240,400 rights (240,400 shares)	10.28%
After the change (as of December 11, 2006)	181,650 rights (181,650 shares)	7.77%

* The number of all issued shares before the change (as of Sep. 30, 2006) 2,344,687 shares
The number of non-voting right shares deducted from the above 7,839 shares

4. Date of this change

   December 11, 2006

5. Impact of this change

   We do not foresee this change to affect our business performance.

-End-

[Contact]
Mina Kanai, Michiyo Kubota
Phone: +81-3-6212-3750
Corporate Communications Office
Monex Beans Holdings, Inc.

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

December 15, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. to Start Account Opening Introduction Service Alliance with Best Denki Co., Ltd.

Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start an account opening introduction service alliance with Best Denki Co., Ltd.("Best Denki"; President: Kenichi Arizono).

Through this alliance account opening postcards will be handed out upon customer's request at a special online trade corner on the PC sales floor in major stores such as Fukuoka, Hiroshima, Shinjuku and Sapporo.

With the use of personal computers and broadband now widespread, the interest in online trading is not just for particular individual investors. We hope that this alliance will meet the needs of the consumer public.

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750

(English Translation)

Note: ***This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.***

December 25, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Change in Board of Directors

This announcement is to inform that Monex Beans Holdings, Inc. has announced a change in its Board of Directors as follows.

Resigning Director as of December 25, 2006

Director	Shoji Kuwashima	Group Executive Officer, Nikko Cordial Corporation

-End-

【Contact】
Monex Beans Holdings, Inc.
Corporate Communications Office
Michiyo Kubota, Mina Kanai
Tel : +81-3-6212-3750